

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

Via Facsimile
Nir Feller
Chief Financial Officer
Formula Systems (1985) Ltd.
5 Haplada Street
Or Yehuda 60218, Israel

> **Re:** **Formula Systems (1985) Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed March 18, 2011**
> **File No. 000-29442**

Dear Mr. Feller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 4. Information on the Company

B. Business Overview, page 24

1. Two customers accounted for substantial portions of your sales in 2010; however, the descriptive information regarding your business does not summarize the nature of the arrangements with either the 15.8% or 25.8% customer. In your response letter and with a view to distribution, tell us the nature of the relationships with each of those entities, including whether there are long-term purchase agreements or other arrangements with those principal customers imposing material obligations or conferring material rights on your company. If so, tell us the material terms thereof. If applicable, tell us the basis for a conclusion that any such contract is not an agreement upon which you are substantially

dependant that is required to be filed as an exhibit. See Instruction 4(b)(ii) to the instructions to the exhibits to Form 20-F.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 41

2.   You indicated in your response to prior comment 1 of our letter dated August 23, 2010 that the fair value of your reporting units were substantially in excess of their carrying value as of December 31, 2009. Please tell us how you considered disclosing this for all periods presented. In your response, please provide us with any proposed revisions to your current disclosure.

A. Operating Results, page 47

3.   In your discussions of the results of operations for revenue, there are instances where two or more sources of a material change have been identified (e.g. growth from increased demand, acquisitions, and valuation of the NIS against the dollar), but the dollar amounts for each source that contributed to the change were not disclosed. Tell us how you considered quantifying each source that contributed to a material change in your MD&A discussion for revenue pursuant to Item 5 of Form 20-F and Section III. D of SEC Release 33-6835.

B. Liquidity and Capital Resources

Cash Provided by Operating Activities, page 47

4.   We reissue prior comment 3 in our letter dated August 23, 2010. In this regard, you do not provide any qualitative reasons for material changes in operating cash flows generated by changes in operating assets and liabilities. Please tell us how you considered complying with our prior comment and provide us with proposed disclosures to address it or tell us why you believe your current disclosures are adequate.

Item 6. Directors, Senior Management and Employees, page 65

B. Compensation, page 68

5.   The amount of aggregate compensation to your officers and directors in 2010 does not include amounts expended for automobiles for your officers, certain travel and professional expenses, and other fringe benefits common in Israel. To the extent that any of these excluded amounts represent compensation, including "benefits in kind granted", those amounts should be included in the aggregate compensation disclosure. Please advise.

<u>Item 7. Major Shareholders and Related Party Transactions, page 80</u>

<u>B. Related Party Transactions, page 82</u>

6.   On page 83 you refer to a written service agreement with your Chief Executive Officer entered into in December 2008 and amended in March 2011. It appears that neither the original nor the amended service agreement have been included as exhibits to a filing. Please refer to Instruction 4.c of the instructions to exhibits to Form 20-F and revise or advise.

<u>Item 18. Financial Statements</u>

<u>Note 2. Significant Accounting Policies</u>

<u>q. Revenue Recognition, page F-21</u>

7.   You disclose on page 30 that Magic Software offers its customers annual maintenance contracts providing for upgrades and new versions of its products for an annual fee. Please confirm, and consider clarifying in your disclosure, whether or not your reference to new versions of its products constitutes unspecified upgrades or specified and/or unspecified rights for future product. In this regard, please tell us how your accounting complies with ASC 985-605-25-44 to 59.

<u>Note 3. Business Combination, Significant Transaction, and Sale of Business, page F-31</u>

8.   We note on page F-33 that total pro forma revenue was $79.1 million for fiscal 2009 as compared to total historical revenues for fiscal 2009 of $469.4 million. Please explain what figure pro forma revenue represents and explain the discrepancy between these two figures, as we would expect pro forma revenue to be higher than historical revenue. Additionally, please tell us in your response how much revenue Fusion Solutions LLC contributed to the fiscal 2010 historical results of operations. To the extent the operations of Fusion Solutions are material, it appears you should disclose the circumstances in which the registrant's interest in the VIE will change as well as the range of potential variation.

<u>Note 13. Commitments and Contingencies</u>

<u>e. Legal proceedings, page F-47</u>

9.   For your lawsuit in arbitration against Magic Software, you indicated in your response to prior comment 10 of our letter dated August 23, 2010 that you would disclose it is reasonably possible that the $13.7 million claim will be accepted by the arbitrator. However, your current disclosures do not reflect this information. Please confirm that for this case and for <u>each</u> of the other cases listed in Note 13 (including the other lawsuits

discussed in item 4) your disclosures will be compliant with ASC 450-20-50. In this regard, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

In your response, please provide us with your proposed legal proceedings disclosure to be provided in future filings.

10. Additionally, you indicate for the August 2009 lawsuit that since the closing summaries have not yet been submitted in the proceedings with respect to the amount of damages, you cannot estimate the amount of damages and therefore, no provision has been made for this arbitration. Please explain further why you are unable to estimate the amount of the probable loss given the stage of the case in relation to reaching a settlement.

11. Finally, please clarify if the provision, if any, recorded for other matters is material. In your response, please provide us with your proposed legal proceedings disclosure to be provided in future filings.

Note 15. Income Taxes, page F-48

12. We note that some of your subsidiaries elected the "alternative benefits" program and are entitled to tax exemption of two to four years and a reduced tax rate of 10% to 25% depending on the level of foreign investment in the technologies. Tell us the aggregate dollar per share effect on earnings for all periods presented and, if material, how you considered disclosing this information pursuant to SAB Topic 11C.

13. For your unrecognized tax benefits, please tell us how you considered providing all of the disclosures required by ASC 740-10-50-15(c to e) and ASC 740-10-50A-15(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief